EXHIBIT 99.1
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
TELKOM — APPOINTMENT OF DIRECTOR
In compliance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, Telkom is pleased to announce the appointment of Mr David Barber as a non executive director of the company with immediate effect.
Pretoria
1 September 2008
Sponsor
UBS Securities South Africa (Pty) Limited